UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50

SEC FILE NUMBER
000-50450

CUSIP NUMBER
683707103

(Check one):	☐Form 10-KSB	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR	☐Form N-CSR
	For Period Ended:	February 28, 2009
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Applied Solar, Inc.

Full Name of Registrant:

Former Name if Applicable:

3560 Dunhill Street

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The Company could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended February 28, 2009 due to a delay in verifying the accuracy of certain account balances to be included in the Company's Form 10-Q, a delay which could not be eliminated by the Company without unreasonable effort and expense.  The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the review by its officers and directors and independent auditors.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Aidan H. Shields	858	909-4080
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company needs more time to ensure that certain material non-cash fair value measurements included in the Company’s financial statements are in compliance with the accounting principles generally accepted in the United States of America.

There may be additional adjustments to the anticipated results as the Company completes its work on the financial statements.

APPLIED SOLAR, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS - unaudited
(In thousands, except per share data)

	Three Months Ended February 28, 2009	Three Months Ended February 29, 2008	Nine Months Ended February 28, 2009	Nine Months Ended February 29, 2008
Revenues, net	$1,293	$2,746	$3,719	$5,619
Cost of sales	1,414	4,438	5,452	9,664
Gross loss	(121)	(1,692)	(1,733)	(4,045)

Operating (income) expenses
Selling, general and administrative	2,785	4,663	13,378	14,653
Research and development	261	58	319	223
Restructuring costs	-	722	-	722
Total operating (income) expenses	3,046	5,443	13,697	15,598

Income/loss from operations	(3,167)	(7,135)	(15,430)	(19,643)

Other income (expense)
Interest income	11	156	18	294
Interest expense	(2,127)	(2,704)	(25,638)	(10,804)
Other income and expense	431	168	322	214
Loss on foreign exchange	6	-	8	(69)
Total other expense	(1,679)	(2,380)	(25,290)	(10,365)

Loss before income tax benefit	(4,846)	(9,515)	(40,720)	(30,008)
Income tax benefit	490	581	960	1,781
Net loss	$(4,356)	$(8,934)	$(39,760)	$(28,227)

Applied Solar, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	April 15, 2009	By	/s/ Aidan H. Shields Chief Financial Officer